FP: truCrowd



Khemosafe
66 West Flagler Street, Suite# 900
Miami, Florida 33130
(866) 272-8691

OFFERING STATEMENT

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,519**	**$10,000.27**	**$8,700.26**
Maximum Amount	**187,969**	**$249,998.77**	**$228,498.88**

THE COMPANY

1. Name of issuer: Khemosafe

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Louis M. Soto
Dates of Board Service:	Since 3/1/2019
Principal Occupation:	CEO
Employer:	KhemoSafe, Inc.
Dates of Service:	3/1/2019-Present
Employer's principal business:	Smart Hazardous Waste Containment Technology
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	No Prior positions held with issuer

OFFERING STATEMENT

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	7,519	$10,000.27	$8,700.26
Maximum Amount	187,969	$249,998.77	$228,498.88

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Toxicum
Employer's principal business:	Smart Hazardous Waste Containment Technology
Title:	Founder
Dates of Service:	February 2013-Present
Responsibilities:	Management
Employer:	Florida Coast Pharmacy
Employer's principal business:	Pharmacy
Title:	Pharmacist
Dates of Service:	January 2017-February 2019
Responsibilities:	Pharmacy

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Louis M. Soto
Title:	Chief Executive Officer
Dates of Service:	March 2019
Responsibilities:	Daily operations
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with company
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Toxicum
Employer's principal business:	Smart Hazardous Waste Containment Technology
Title:	Founder
Dates of Service:	February 2013-Present
Responsibilities:	Management
Employer:	Florida Coast Pharmacy



Khemosafe
66 West Flagler Street, Suite# 900
Miami, Florida 33130
(866) 272-8691

Employer's principal business:	Pharmacy
Title:	Pharmacist
Dates of Service:	January 2017-February 2019
Responsibilities:	Pharmacy

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Louis M. Soto	2,061,200 common stock	100%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Problem Statement

Growing evidence highlights acute and chronic health effects are rising amongst professionals (i.e. nurses, pharmacist, technicians) who are frequently exposed to hazardous drugs and chemotherapeutics within occupational healthcare settings. For example, nurses who work in environments that deal with chemotherapy are continuously subjected to hazardous vapor exposure. Pharmacists in hospitals who mix chemotherapy are also exposed to hazardous vapors. To minimize exposure, pharmacists tend to mix prescriptions under a compounding aseptic containment isolator to capture the toxic chemotherapy vapors. As the oncology space continues to rapidly grow within the healthcare industry, there is a critical demand to improve the safety regulations amongst these professionals in order to protect them from exposure of hazardous drugs and ensure a quality, healthy working environment. This has been a topic of concern for decades with minimal efforts to address the problem. Now that USP <800> is upon us, the problem is still not resolved.

Waste disposal practices and regulations do not properly address improving these hazardous working conditions to minimize exposure to these healthcare professionals, particularly in the chemotherapy and nursing waste disposal environments. One large concern involves the improper treatment and disposal of chemical waste products, which has increased over the past several years. The National Institute for Occupational Safety and Health (NIOSH) has recently began to increase awareness of the dangerous hazards as a result from improper disposal of chemotherapeutic reagents from hospitals, out-patient clinics, and physicians' offices. Yet, despite the increase in awareness within limited contexts, few effective measures are being taken to resolve underlying problems. The Joint Commission recently has also established awareness programs to educate their personnel to handle such harmful materials.

Although these programs are structured to improve awareness and education amongst healthcare workers, they do not necessarily address the fundamental issue that healthcare personal are still exposed to hazardous waste vapors vis-a-vis chemotherapeutic waste disposals, which pose a critical health risk regardless of the level of care taken. This is largely due to the outdated waste disposal receptacles, which were not originally designed to minimize hazardous exposure to healthcare professionals. Currently, the majority of chemotherapy waste disposal cabinets include a lid, which can be opened, permitting waste to be placed inside. Once the bin is filled, it is manually sealed, by a healthcare personnel. Exposure can result from hazardous vapors being emitted from waste during the disposal process. The disposal of these containers provided only minimal protection for healthcare workers against exposure to such hazardous vapors. As a result, vapors can easily escape, thus increasing harmful exposure to professionals.

Although these instances typically occur when handling chemotherapeutic waste, similar hazardous exposures are also found when healthcare professionals and nurses dispose bed sheets, gowns, and linen used by chemotherapeutic patients. These linens are typically washed by healthcare workers, which in return also increase their exposure to absorbing trace amounts of chemotherapy. These hospital employees are known to have a much higher risk than other healthcare professionals to develop health problems from these constant exposures.

KhemoSafe Introduction

Innovative patented Smart safety device to protect healthcare workers and patients from being exposed to hazardous vapors.

There is a critical clinical need to resign the current waste disposal receptacle that can minimize and protect people from harmful hazardous waste vapors since current waste disposal technologies fail to address this critical healthcare problem. Our mission is to improve the overall health and safety of nurses, pharmacists, environmental workers and patients in hospital settings. KhemoSafe has strategically designed an innovative Smart technology hazardous waste containment (IoT) device that allows users to dispose of hazardous material, such as chemotherapeutics in a safe, confined manner to protect individuals while improving the safety of their working environment. KhemoSafe's innovative waste device is designed to: (1) provide a safe and effective means to dispose of hazardous and medical waste; and, (2) prevent exposure of harmful toxic chemical vapors from escaping the bin. KhemoSafe's, hazardous waste containment cabinet (HWCC) was made to be compatible to dispose vials, IV tubing, chemotherapy mats, closed system transfer device (CSTD), IV bags, syringes, gloves, and chemotherapy gowns.

KhemoSafe's state-of-the-art HWCC brings a number of advantages compared to the current state-of-art which, includes:

- Compliance with 40 CFR; OSHA 29 CFR; and, EPA 40 CFR: standards and regulations;
- Addresses USP <800> concerns and policies;

· Prevents exposure of harmful vapors to medical staff and patients;
· Improves the healthcare environment;
· Disposes of hazardous materials and then seal the contents within an approved hazardous bag;
· Addresses the Joint Commission policies for environmental safety to patients;
· Records irrevocable, auditable, immutable data of waste disposal to reconcile invoices;
· Employs Machine Learning algorithms to utilize datasets from historical transactions for predictive analytics.
· Secure non-hackable and HIPAA compliant cloud account.
· Can be used for disposal of PPE from COVID-19 use.

KhemoSafe's strategic waste-containment design to eliminate hazardous exposures
Our device securely contains chemotherapy waste and other hazardous materials by sealing a plastic bag every time material it is placed inside the container in order to prevent toxic vapors from disseminating into the surrounding air. In summary, when waste is inserted in the HWCC, the opening of the disposal container is sealed to separate the disposal container from the remainder of the substantially closed environment. With this strategy, the air entrapped in the remainder of the substantially closed environment is being captured and placed in a holding unit. The disposal container with the received waste can then be sealed so that the disposal unit is ready to be discarded. An optional indicator can be engaged to alert the handler when the disposal system is "safe," to open at which point the sealed bag can be safely removed without harm. **A unique feature of KhemoSafe's HWCC system is its ability to safely capture any and all volatile gases and airborne particles that may under traditional conditions emanate from the waste to harm a handler.**

KhemoSafe's innovation reduces costs with waste disposal while decreasing carbon footprint
In addition to minimizing toxic exposures of chemotherapeutics to healthcare professionals, institutional and medical providers are also currently struggling to reduce costs associated with hazardous waste disposal. To simultaneously address this issue, the KhemoSafe HWCC has strategically integrated an i-cloud portal to enable users to digitally manage their waste disposal by tracking the weights of disposed waste; monitoring and informing the user when the waste is full; and, coordinating waste pick-up with a chosen third-party. Our proprietary design allows the user to record key weight data of the disposed waste in accordance with the Resource Conservation and Recovery Act (RCRA) standards through an i-cloud account. Customers will have portal access to securely monitor historical weights, which will enable them to define cost containment since they will know exactly the amount of waste created to accordingly pay only for the RCRA waste contained in the device. This innovative feature allows institutions to capture the RCRA weight in real time and accurately reconcile any invoices that occur from Hazardous Waste Incinerator Companies, thereby allowing institutions to offset any financial error and improve cost containment measures. In return, this also enables the EPA to more effectively track waste if they choose to do so.

Market

The US oncology prescription market is expected to grow, with a forecast CAGR of 10.9% in sales by 2030. The primary variables that are driving growth within this market include an increasing aging population, regulation as well as lifestyle changes predisposing to disease. On a global scale, the oncology market is about $106.5 Billion forecasted to rise by 53% from 2015 to 2020. However, by 2015 the US was reported to be about 46% of the $106.5 Billion global market, and is expected to increase to 49% by 2020.

According to the EPA, there are 102,113 facilities in the US comprising of pharmacies, veterinaries, clinics, physician's offices, outpatient care centers, ambulatory health care services, hospitals and nursing care facilities. Within these facilities, there are about 139,000 tons (4,413,904 gallons) of hazardous waste being generated in the United States annually. A typical 18-gallon waste container is sold for an average of $142.50 per unit but can only be filled up to three quarters of the container (13.5 gallons) in accordance to CFR regulation.

“According to the 2017 Infrastructure Report Card, over 18,000 sites and an associated 22 Million acres of land are related to the primary hazardous waste programs that comprise much of the nation’s hazardous waste infrastructure and more than half of the US population lives within three miles of a hazardous waste site. There are about 6,600 facilities, with over 20,000 process units, in the full RCRA permitting universe, and between approximately 350,000 and 550,000 facilities that generate hazardous waste. **Approximately 2.5 Billion tons of solid, industrial, and hazardous waste resulting from the manufacturing and use of goods are managed through the program, of which 30- 40 Million tons are classified as hazardous waste annually”.1**

“Some of the major challenges facing the RCRA program is the need to keep supporting the development of new manufacturing technologies and waste management methods, revisit regulatory frameworks, and make modifications that allow businesses, especially those in the manufacturing sector, to operate in accordance with the protection of human health and the environment, while streamlining the permitting process”.1

Essentially 8 Million US workers experience potential exposure to hazardous drugs. According to American Cancer Society Facts & Figures, there was an estimated of 1,685,210 new cases of toxic hazardous exposure in 2016 which increased to 1,735,350 new cases in 2018. The number of estimated new cases is expected to continue growing. The American Society of Clinical Oncologists in 2016 had reported approximately 12,100 physicians are exposed to chemotherapeutics by delivering hematology and medical oncology therapeutics to cancer patients across the US. By 2030, the cancer incidence in the US will increase by 45% where the largest increase of cancer diagnoses is projected to be between the older adult and minority populations (Smith et al, Future of Cancer Incidence in the United States, JCO. 2009).

Customers

Our targeted stake holders will be to facilities such as hospitals, pharmacies, nursing facilities, and veterinary institutions. Our primary vertical will be first targeting US hospitals, particularly to

Khemosafe
66 West Flagler Street, Suite# 900
Miami, Florida 33130
(866) 272-8691

nurses who directly engage with cancer patients or handle chemotherapy such as oncology nurses. According to the American Hospital Association (AHA), there are currently 6500-7000 hospitals in the United States

A second customer audience will be targeted to current patients who receive chemotherapy at home. Currently, these patients use a hazardous chemotherapy container, which may expose toxic fumes and leftover chemical reagents to family members. Because of the current dynamic nature of hazardous waste containment, KhemoSafe is exploring the possibility of introducing a modified iteration of the hazardous waste containment cabinet to use in the homes of patients receiving chemotherapy.

Nurses, LPN, and environmental workers that come in contact with linen exposed to a patient receiving chemotherapy can absorb trace amounts of hazardous chemicals. A planned product based off the same principle will be to have linen containers collect and seal.

Go-to-Market strategy

KhemoSafe's go-to-market strategy primary focuses on engaging our audience through an aggressive marketing and branding strategy in order to gain customer traction through a number of different mediums. Our detailed branding initiatives are described below in detail. Additionally to gain customer traction, we will also attend national and local tradeshows to introduce our technology to professional organizations such as the ONS (Oncology Nursing Society) and the HOPA (Hematology/Oncology Pharmacy Association). We also plan to establish a sales force with representatives located at various geographical locations, nation-wide.

Once we identify potential customers in hospitals as a primary target, we plan to license KhemoSafe's HCWC; $TBD licensing per unit at a set price. Along with that unit licensed, this will include a 5-year licensing agreement, which allows users to have access to our *i-cloud* services; 24/7 troubleshooting support in case the stake holder encounters any technical problems. It will secure a non-hackable and HIPAA compliant environment. Service agreements will be in place for institutions to receive their current data and any additional data obtained from the companies' predictive analytics component.

Potential Risks

We have identified potential risks within our go-to-market strategy and plans to mitigate them:

- **Competitive products** - We are very confident of our strong IP, which induces a significant barrier to entry for any potential competing devices from coming to market.
- **Slow market adoption** - A key component of our business strategy is offering an innovative and highly advanced technology that will enable better sequencing outcomes and improved accuracy beyond what the traditional market has to offer today. However, there is always a chance that adoption of our technology in these "new" or "untapped" markets is slower than anticipated once we commercialize the product.

IP Protection

A highly effective barrier to entry against competitors is intellectual property protection afforded by patent applications. Toxicum currently owns the following patents filed with no licensing structures:

- SUBSTANTIALLY CLOSED SYSTEM FOR SAFELY DISPOSING POTENTIALLY HAZARDOUS MATERIAL (Appln. No. 11/946,283)
- ENHANCEMENTS TO A SUBSTANTIALLY CLOSED SYSTEM FOR SAFELY DISPOSING HAZARDOUS MATERIAL (Appln. No. 12/788,002)
- SEALED WASTE DISPOSAL MINIMIZING AIRBORN PARTICLE EXPOSURE (Appln. No. 13/685,135)

In addition to this patent, we have performed extensive review of the published US and international patents and patent applications focused on similar technologies. The company continues to monitor the IP landscape for any new similar technologies. We will continue to hold a strong IP position by continually filing additional patent applications, as our methods are being developed and optimized.

Marketing, Advertising, Branding Strategy

Khemosafe aims to position itself with the growing hazardous waste containment segment to earn a significant market share in the industry. Our goal is to increase brand awareness and community engagement. Most effective tactics in achieving this goal are social media marketing, content marketing and marketing technology. Social media platforms we will consider include Facebook, Twitter and Instagram. Digital ad dollars will be used to educate those influencing future sales. KhemoSafe will implement an integrated strategy using marketing, targeted advertising, and public relations for branding, customer acquisition and customer retention purposes. We are currently evaluating a number of online digital marketing firms to support a robust social media strategy with the goal to develop the Company's digital marketing and a rigorous branding strategy. Additionally, our plan is to work with the Boards of Pharmacy to modify language with the USP 797 regulations. And the United States Pharmacopeia to further strengthen their new policy on USP <800>.

We believe this robust branding strategy will help to determine how KhemoSafe should communicate with its customers which, in return will enable KhemoSafe to develop strong selling propositions and customer pain points. With these propositions, we can develop the superiority and advantages of KhemoSafe's technology compared to commercially available products and competition. The following summarizes the primary "pain-points" we want to solve in these core values propositions:

Unique Selling Proposition

- *"Help limit chemo's harm on your staff with immediate vapor elimination and waste disposal".*

Value Propositions

· *"You focus on saving patients; we'll focus on saving your clinic money."*
· *"The proprietary smart device that records how much medical waste your creating."*
· *"Temporary disposal of chemotherapy waste. Permanent improvement to your clinic and staff's safety."*

The following summarizes our online and offline branding initiatives which will be described in detail below:
Online Branding Initiatives

Search Engine optimization (SEO). Search engine optimization (SEO) is the process of affecting the visibility of a website or a web page in a search engine's "natural" or un-paid ("organic") search results. In general, the earlier (or higher ranked on the search results page), and more frequently a site appears in the search results list, the more visitors it will receive from the search engine's users. KhemoSafe will use SEO to increase the websites organic search visibility. In tracking analytics related to the Company's meta data, heading summary, images, videos and narrative information, the contracted website design and maintenance company can edit content, HTML and appropriate coding to sync the website more closely with user search inquiries and the indexing activities of search engines (i.e., Google, Bing, Yahoo). Expanding the Company's online footprint will increase its search engine rankings with related keywords. Although Search Engine Marketing is not expected to be a major contributor to leads and sales, it will ensure that both the brand name of KhemoSafe is protected when consumers search by brand name and could pick up some of the traffic that is being searched.

Social Media Marketing. Since social media is a powerful tool to connect with specific target audiences and interact with potential customers, KhemoSafe plans to develop an online social media presence on Facebook, Twitter and Instagram. A solid online presence represents an inexpensive promotional and informational strategy. The social media pages will serve as a hub for the Company's content. KhemoSafe will collaborate with a 3rd party organization to manage content and posted on these social media accounts. The Company plans to establish a branded blog, which will include relevant content that focuses on growing brand awareness by posting content that will cater towards potential customers. Because most of our sales are B2B, Linkedin will be the natural focus our social media efforts. Linkedin content is often more focused around technology innovations and visionaries sharing their missions. Linkedin also helps our sales team reach out to more and more qualified leads. For example, searches by institution or job title help us target prospects in our target audience. It will require a Premium LinkedIn subscription, but will substantially improve our chances of closing leads by narrowing the search to our core demographic. Once we have acquired customers in this way, word of mouth referrals through LinkedIn or e-mail will help us add even more clinics and facilities.

Regulations

OFFERING STATEMENT

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,519**	**$10,000.27**	**$8,700.26**
Maximum Amount	**187,969**	**$249,998.77**	**$228,498.88**

The Pharmacy Industry is establishing new regulatory guidelines in areas of toxic hazardous chemical exposures and waste management. The Environmental Protection Agency (EPA) categorizes hazardous waste under the Resource Conservation and Recovery Act (RCRA) Section 3002(a)(6). The RCRA is focused on developing a program for the hazardous waste generators to report at least once every two years. The "Biennial Report" was implemented in 1985 to comply with these requirements. We will use guidelines as established under the Regulatory Impact Analysis of EPA's Proposed Regulations for the Management of Hazardous Waste Pharmaceuticals at Healthcare Facilities June 2015.

The United States Pharmacopeia (USP) is a not-for-profit, science-driven organization that has an established process for convening independent experts in the development and maintenance of healthcare quality standards. The USP Compounding Expert Committee is responsible for the development of General Chapter <800>. To protect patients and healthcare workers from potential harm, USP General Chapters <800> Hazardous Drugs – was developed to provide a complete set of standards for all healthcare workers to help ensure the safe handling of hazardous drugs throughout the healthcare system, including in the practice of compounding. The USP General Chapter <800> is official on December 1, 2019.

NIOSH Studies:

1. Reproductive Health Risks Associated with Occupational Exposures to Antineoplastic Drugs in Health Care Settings: A Review of the Evidence
https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4569003/
2. **A review of high performance liquid chromatographic-mass spectrometric urinary methods for anticancer drug exposure of health care workers.**
https://www.ncbi.nlm.nih.gov/pubmed/28654869
3. **New approaches to wipe sampling methods for antineoplastic and other hazardous drugs in healthcare settings.**
https://www.ncbi.nlm.nih.gov/pubmed/28459100
4. **Surface wipe sampling for antineoplastic (chemotherapy) and other hazardous drug residue in healthcare settings: Methodology and recommendations.**
https://www.ncbi.nlm.nih.gov/pubmed/27019141
5. **Detection and measurement of surface contamination by multiple antineoplastic drugs using multiplex bead assay.**
https://www.ncbi.nlm.nih.gov/pubmed/25293722
6. **Evaluation of chemotherapy drug exposure at a veterinary teaching hospital in Michigan.**
https://www.ncbi.nlm.nih.gov/pubmed/23441586
7. **Exposure to hazardous drugs in healthcare: an issue that will not go away.**
https://www.ncbi.nlm.nih.gov/pubmed/21372152
8. **Evaluation of antineoplastic drug exposure of health care workers at three university-based US cancer centers.**
https://www.ncbi.nlm.nih.gov/pubmed/20881620

9. **Reduction in surface contamination with antineoplastic drugs in 22 hospital pharmacies in the US following implementation of a closed-system drug transfer device.**
https://www.ncbi.nlm.nih.gov/pubmed/20156932
10. **Hazardous drug residue on exterior vial surfaces: evaluation of a commercial manufacturing process.**
https://www.ncbi.nlm.nih.gov/pubmed/24958942
11. **Reduction in Surface Contamination with Cyclophosphamide in 30 US Hospital Pharmacies Following Implementation of a Closed-System Drug Transfer Device.**
https://www.ncbi.nlm.nih.gov/pubmed/24421463
12. **Exposure of family members to antineoplastic drugs via excreta of treated cancer patients.** https://www.ncbi.nlm.nih.gov/pubmed/23060485
13. **Reproductive health risks associated with occupational exposures to antineoplastic drugs in health care settings: a review of the evidence.**
https://www.ncbi.nlm.nih.gov/pubmed/25153300
14. **Chromosomal effects of non-alkylating drug exposure in oncology personnel.**
https://www.ncbi.nlm.nih.gov/pubmed/24449410
15. Study suggests new coronavirus may remain on surfaces for days

https://www.nih.gov/news-events/nih-research-matters/study-suggests-new-coronavirus-may-remain-surfaces-days

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,519**	**$10,000.27**	**$8,700.26**
Maximum Amount	**187,969**	**$249,998.77**	**$228,498.88**

An investment in Khemosafe involves a variety of risks and uncertainties. The following describes some of the significant risks that could adversely affect Khemosafe's business, financial condition, operating results, or cash flows.

Global economic conditions could continue to adversely affect our operations.

In recent years, we have been faced with very challenging global economic conditions. Further deterioration in the global economic environment may result in decreased demand for our products and services, increased competition, downward pressure on the prices for our products, longer sales cycles, and slower adoption of new technologies. Weakening macroeconomic conditions may also adversely affect our suppliers, and there can be no assurances that Khemosafe will not experience any interruptions in supply in the future. The continued weakness in world economies makes the strength and timing of economic recovery uncertain, and there can be no assurance that global economic conditions will not deteriorate further

Changes in reimbursement practices of third-party payers could affect the demand for our products and the prices at which they are sold.

Our sales depend, in part, on the extent to which healthcare providers and facilities are reimbursed by government authorities, private insurers, and other third-party payers for the costs of our products. The coverage policies and reimbursement levels of third-party payers, which can vary among public and private sources and by country, may affect which products customers purchase and the prices they are willing to pay for those products in a particular jurisdiction. Reimbursement rates can also affect the acceptance rate of new technologies. Legislative or administrative reforms to reimbursement systems in the United States or abroad, or changes in reimbursement rates by private payers, could significantly reduce reimbursement for procedures using Khemosafe products or result in denial of reimbursement for those products, which would adversely affect customer demand or the price customers are willing to pay for such products.

Federal healthcare reform may adversely affect our results of operations.

The Patient Protection and Affordable Care Act (the "PPACA") was enacted in March 2010. Under the PPACA, beginning in 2013, medical device manufacturers, such as Khemosafe, will pay a 2.3% excise tax on U.S. sales of certain medical devices. The PPACA reduces Medicare and Medicaid payments to hospitals, clinical laboratories, and pharmaceutical companies, and could otherwise reduce the volume of medical procedures. These factors, in turn, could result in reduced demand for our products and increased downward pricing pressure. Other provisions in the law may significantly change the practice of health care and could adversely affect aspects of our business. While the PPACA is intended to expand health insurance coverage to uninsured persons in the United States, the impact of an overall increase in access to healthcare on sales of Khemosafe's products remains uncertain.

Price volatility could adversely affect the costs associated with our operations.

Our results of operations could be negatively impacted by price volatility in the cost of raw materials, components, freight, and energy. Any significant increases in raw material costs could adversely impact future operating results. Increases in the price of oil can also increase Khemosafe's costs for packaging and transportation. New laws or regulations adopted in response to climate change could also increase energy costs and the costs of certain raw materials and components.

Khemosafe's future growth is dependent upon the development of new products, and there can be no assurance that such products will be developed.

A significant element of our strategy is to increase revenue growth by focusing on products that deliver greater benefits to patients, healthcare workers, and researchers. The development of these products requires significant research and development, and clinical trials. The results of our product development efforts may be affected by a number of factors, including Khemosafe's ability to innovate, develop and manufacture new products and reimbursement in the United States and abroad, or gain and maintain market approval of our products. In addition, patents attained by others can preclude or delay our commercialization of a product. There can be no assurance that any products now in development or that we may seek to develop in the future will achieve technological feasibility, obtain regulatory approval, or gain market acceptance.

The medical technology industry is very competitive.

The medical technology industry is subject to rapid technological changes, and we face significant competition and in each market in which our products are sold on the basis of product features, price, services, and other factors. In addition, increasing customer demand for more environmentally-friendly products is creating another basis on which Khemosafe must compete. These include large medical device companies, some of which may have greater financial and marketing resources than we do, and firms that are more specialized than we are with respect to particular markets. Other firms engaged in the distribution of medical technology products have become manufacturers of medical devices as well. The development of new or improved products, processes, or technologies by other companies may render our products or proposed products obsolete or less competitive. The entry into the market of manufacturers located in China and other low-cost manufacturing locations is also creating pricing pressure, particularly in developing markets. Some competitors have also established manufacturing sites or have contracted with suppliers located in these countries as a means to lower their costs.

Consolidation in the healthcare industry could adversely affect Khemosafe's future revenues and operating income.

The medical technology industry has experienced a significant amount of consolidation. As a result of this consolidation, the competition to provide goods and services to customers has increased. In addition, group purchasing organizations and integrated health delivery networks have served to concentrate on purchasing decisions for some customers, which has also placed pricing pressure on medical device suppliers. Further consolidation in the industry could exert additional pressure on the prices of our products.

A reduction or interruption in the supply of certain raw materials and components would adversely affect Khemosafe's manufacturing operations and related product sales.

Khemosafe purchases many different types of raw materials and components. Certain raw materials and components are not available from multiple sources. In addition, for quality assurance, cost-effectiveness, and other reasons, Khemosafe elects to purchase certain raw materials and components from sole suppliers. The supply of these materials can be disrupted for a number of reasons, including economic conditions as described above. While we work with suppliers to ensure continuity of supply, no assurance can be given that these efforts will be successful. In addition, due to regulatory requirements relating to the qualification of suppliers, we may not be able to establish additional or replacement sources on a timely basis or without excessive cost. The termination, reduction, or interruption in the supply of these sole-sourced raw materials and components could adversely impact our ability to manufacture and sell certain of our products.

Interruption of our manufacturing operations could adversely affect Khemosafe's future revenues and operating income.

In some instances, the manufacturing of certain of our product lines is concentrated in one or more of our plants. Weather, natural disasters (including pandemics) terrorism, political change, failure to follow specific internal protocols and procedures, equipment malfunction, environmental factors or damage to one or more of our facilities could adversely affect our ability to manufacture our products.

Product defects could adversely affect the results of our operations.

The design, manufacture, and marketing of medical devices involve certain inherent risks. Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of our products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by the FDA or similar governmental authorities in other countries), and could result, in certain cases, in the removal of a product from the market. A recall could result in significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals.

Our operations are dependent in part on patents and other intellectual property assets.

Many of Khemosafe's businesses rely on patent, trademark, and other intellectual property assets. These intellectual property assets, in the aggregate, are of material importance to our business. Khemosafe can lose the protection afforded by these intellectual property assets through patent expirations, legal challenges, or governmental action. Patents attained by competitors, particularly as patents on our products expire, may also adversely affect our competitive position. In addition, competitors may claim that Khemosafe products infringe upon their intellectual property, and resolving any intellectual property claim can be costly and time-consuming. The loss of a significant portion of our portfolio of intellectual property assets may have an adverse effect on our earnings, financial condition, or cash flows.

Breaches of our information technology systems could have a material adverse effect on our operations.

We rely on information technology systems to process, transmit, and store electronic information in our day-to-day operations. Our information technology systems have been, and will likely continue to be, subjected to computer viruses or other malicious codes, unauthorized access attempts, and cyber- or phishing-attacks. If successful, these cyber-attacks could compromise our confidential information and disrupt our operations. Cyber-attacks are becoming more sophisticated and frequent, and there can be no assurances that our protective measures will prevent future security breaches that could have a significant impact on our business.

Natural disasters, war, and other events could adversely affect Khemosafe's future revenues and operating income.

Natural disasters (including pandemics), war, terrorism, labor disruptions, and international conflicts, and actions taken by the United States and other governments or by our customers or suppliers in response to such events, could cause significant economic disruption and political and social instability in the United States and in areas outside of the United States in which we operate. These events could result in decreased demand for our products, adversely affect our manufacturing and distribution capabilities, or increase the costs for or cause interruptions in the supply of materials from our suppliers.

We need to attract and retain key employees to be competitive.

Our ability to compete effectively depends upon our ability to attract and retain executives and other key employees, including people in technical, marketing, sales, and research positions. Competition for experienced employees, particularly for persons with specialized skills, can be intense. Khemosafe's ability to recruit such talent will depend on a number of factors, including compensation and benefits, work location, and work environment. If we cannot effectively recruit and retain qualified executives and employees, our business could be adversely affected.

Public health epidemics or outbreaks could adversely impact our business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

Khemosafe
66 West Flagler Street, Suite# 900
Miami, Florida 33130
(866) 272-8691

OFFERING STATEMENT

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	7,519	$10,000.27	$8,700.26
Maximum Amount	187,969	$249,998.77	$228,498.88

THE OFFERING

9. What is the purpose of this offering?

To complete the prototype design and start a white paper study.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.27**	**$249,998.77**
Less: Offering Expenses	$1,300.01	$21,499.89
Net Proceeds	**$8,700.26**	**$228,498.88**
Use of Net Proceeds		
Equipment	$0.00	$20,000.00
Research and Development	$2,000.00	$15,000.00
Sales and Marketing	$5,000.00	$50,000.00
Events & Travel	$1,000.00	$30,000.00
Prototype	$0.00	$100,000.00
General Operating Capital	$700.26	$13,498.88
Total Use of Net Proceeds	**$8,700.26**	**$228,498.88**

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

    Common Stock

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Khemosafe
66 West Flagler Street, Suite# 900
Miami, Florida 33130
(866) 272-8691

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
Preferred	5,000,000	0	Yes ☐ No ☑	Yes ☐ No ☑ Specify:
Common Stock:				
Common	20,000,000	2,061,200	Yes ☑ No ☐	Yes ☐ No ☑ Specify: n/a

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

    This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

Khemosafe
66 West Flagler Street, Suite# 900
Miami, Florida 33130
(866) 272-8691

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.


Low Bound
$ 2,605,000
Pre-money valuation
$ 3,093,669
High Bound
$ 3,582,000
5 Valuation Methods
$ 4,603,911
Scorecard
$ 4,552,444
Checklist
$ 335,938
Venture Capital
$ 989,449
DCF with LTG
$ 1,452,324
DCF with Multiples
Method weights
30%
30%
16%
12%
12%

The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$3,093,669.**

The company has elected to go with a slightly more conservative valuation of $2,750,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor Name(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Gilson	$93,830.50			original leased later returned
Financial Pacific	$48,298.68	wrapped together	9//1/2024	

financial pacific	$40,941.00	wrapped together	9/1/2024	

25. What other exempt offerings has the issuer conducted within the past three years?

    The Company has not conducted any other exempt offerings in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1) any director or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.

    No to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    Khemosafe is in excellent financial standing. Supplemental income is from a personal account.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



Khemosafe
66 West Flagler Street, Suite# 900
Miami, Florida 33130
(866) 272-8691

OFFERING STATEMENT

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	7,519	$10,000.27	$8,700.26
Maximum Amount	187,969	$249,998.77	$228,498.88

Toxicum

Company Name — Balance Sheet

Date: Jan1 - May15

Assets	2019	2018
Current Assets		
Cash	6,850.02	3,796.22
Accounts receivable		
Inventory	0	0
Prepaid expenses		
Short-term investments	0	0
Total current assets	0	0
Fixed (Long-Term) Assets		
Long-term investments	8380- 0	7580- 0
Property, plant, and equipment	229,575.90	[illegible]
(Less accumulated depreciation)		
Intangible assets		
Total fixed assets	0	0
Other Assets		
Deferred income tax		
Other Prepaid Exp to Omni		3030.-
Total Other Assets	0	0
Total Assets	244,805.92 **0**	14,406.28 **0**

Liabilities and Owner's Equity	2019	2018
Current Liabilities		
Accounts payable		
Short-term loans	0	0
Income taxes payable	0	0
Accrued salaries and wages		
Unearned revenue		
Current portion of long-term debt		
Total current liabilities	0	0
Long-Term Liabilities		
Long-term debt	142,129.18	
Deferred income tax		
Other		
Total long-term liabilities	0	0
Owner's Equity		
Owner's investment	637,841.75	450,624.67
Retained earnings	-535,195.01	-436,218.45
Other		

Khemosafe
66 West Flagler Street, Suite# 900
Miami, Florida 33130
(866) 272-8691

OFFERING STATEMENT

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,519**	**$10,000.27**	**$8,700.26**
Maximum Amount	**187,969**	**$249,998.77**	**$228,498.88**

Total owner's equity	102,676.74 0	14,406.22 0
Total Liabilities and Owner's Equity	244,805.92 0	14,406.22 0

Common Financial Ratios		
Debt Ratio (Total Liabilities / Total Assets)		
Current Ratio (Current Assets / Current Liabilitie		
Working Capital (Current Assets - Current Liabil	0	0
Assets-to-Equity Ratio (Total Assets / Owner's E		
Debt-to-Equity Ratio (Total Liabilities / Owner's		

FP: 



Khemosafe
66 West Flagler Street, Suite# 900
Miami, Florida 33130
(866) 272-8691

OFFERING STATEMENT

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,519**	**$10,000.27**	**$8,700.26**
Maximum Amount	**187,969**	**$249,998.77**	**$228,498.88**

Company Name

Income Statement

For the Years Ending [Dec 31, 2019 and Dec 31, 2018]

Revenue	**2019**	**2018**
Sales revenue	0	0
(Less sales returns and allowances)		
Service revenue	0	0
Interest revenue	0	0
Other revenue	0	0
Total Revenues	**0**	**0**

Expenses		
Advertising		4,721.94
Bad debt		
Commissions	0	0
Cost of goods sold	42,357.22 0	0
Depreciation		
Employee benefits	0	0
Furniture and equipment		
Insurance		
Interest expense	611.45	
Maintenance and repairs	396.08 0	2005.89 0
Office supplies	4,022.19	18,722.16
Payroll taxes	0	0
Rent		
Research and development	24,052.94	43,460.90
Salaries and wages		
Software		
Travel	11,060.53	17,540.02
Utilities	1,278.94	810.72
Web hosting and domains	1048.43	297.99
Other	14,148.78	32,641.69
Total Expenses	98,976.56 **0**	130,201.31 **0**

Net Income Before Taxes	0	0
Income tax expense		

Income from Continuing Operations	-0- **0**	-0- **0**

Below-the-Line Items		
Income from discontinued operations		

Khemosafe
66 West Flagler Street, Suite# 900
Miami, Florida 33130
(866) 272-8691

OFFERING STATEMENT

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,519**	**$10,000.27**	**$8,700.26**
Maximum Amount	**187,969**	**$249,998.77**	**$228,498.88**

Effect of accounting changes				
Extraordinary items				
Net Income	-98,976.56	**0**	-120,201.31	**0**

OFFERING STATEMENT

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,519**	**$10,000.27**	**$8,700.26**
Maximum Amount	**187,969**	**$249,998.77**	**$228,498.88**


USP 800
(May 16 - Dec 31 w/40x)

Company Name

Balance Sheet

Date:

Assets	**2019**	**2018**
Current Assets		
Cash	38391	
Accounts receivable		
Inventory	0	0
Prepaid expenses		
Short-term investments	0	0
Total current assets	0	0
Fixed (Long-Term) Assets		
Long-term investments	0	0
Property, plant, and equipment	79932	
(Less accumulated depreciation)	(11673)	
Intangible assets	2004000	
Total fixed assets	0	0
Other Assets		
Deferred income tax		
Other		
Total Other Assets	0	0
Total Assets	**0** 2110650	**0**

Liabilities and Owner's Equity		
Current Liabilities		
Accounts payable		
Short-term loans	0	0
Income taxes payable	0	0
Accrued salaries and wages		
Unearned revenue		
Current portion of long-term debt		
Total current liabilities	0	0
Long-Term Liabilities		
Long-term debt	40941	
Deferred income tax		
Other		
Total long-term liabilities	0	0
Owner's Equity		
Owner's investment	2192895	
Retained earnings	(123186)	
Other		

FP: 



Khemosafe
66 West Flagler Street, Suite# 900
Miami, Florida 33130
(866) 272-8691

OFFERING STATEMENT

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,519**	**$10,000.27**	**$8,700.26**
Maximum Amount	**187,969**	**$249,998.77**	**$228,498.88**

Total owner's equity	0 2049709	0
Total Liabilities and Owner's Equity	**0** 2110650	**0**

Common Financial Ratios

Debt Ratio (Total Liabilities / Total Assets)		
Current Ratio (Current Assets / Current Liabilitie		
Working Capital (Current Assets - Current Liabi	0	0
Assets-to-Equity Ratio (Total Assets / Owner's E		
Debt-to-Equity Ratio (Total Liabilities / Owner's		



Khemosafe
66 West Flagler Street, Suite# 900
Miami, Florida 33130
(866) 272-8691



OFFERING STATEMENT

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	7,519	$10,000.27	$8,700.26
Maximum Amount	187,969	$249,998.77	$228,498.88

USP 800 (May 16 - Dec 31) w/ Tax

Company Name

Income Statement

For the Years Ending [Dec 31, 2019 and Dec 31, 2018]

Revenue	2019	2018
Sales revenue	~~0~~ 0	0
(Less sales returns and allowances)		
Service revenue	0	0
Interest revenue	0	0
Other revenue	0	0
Total Revenues	~~0~~ 0	0

Expenses	2019	2018
Advertising	349	
Bad debt		
Commissions	0	0
Cost of goods sold	13,237 0	0
Depreciation	32352	
Employee benefits	0	0
Furniture and equipment		
Insurance		
Interest expense	1606	
Maintenance and repairs	1779 0	0
Office supplies	2498	
Payroll taxes	0	0
Rent		
Research and development	5731	
~~Salaries and wages~~ prof fees	26444	
Software	1210	
Travel	6447	
Utilities	1731	
Web hosting and domains		
Other	29782	
Total Expenses	123186 0	0

	2019	2018
~~Net Income~~ Before Taxes	(123186) 0	0
Income tax expense	–	
Income from Continuing Operations	(123186) 0	0

Below-the-Line Items		
Income from discontinued operations	0	



Khemosafe
66 West Flagler Street, Suite# 900
Miami, Florida 33130
(866) 272-8691

OFFERING STATEMENT

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,519**	**$10,000.27**	**$8,700.26**
Maximum Amount	**187,969**	**$249,998.77**	**$228,498.88**

A principal executive officer certifying financial statements as described above must provide the following certification**:

CERTIFICATION
KhemoSafe Inc.

I, Louis M. Soto, certify that:

(1) The financial statements of KhemoSafe Inc. included in this Form are true and complete in all material respects.

DocuSigned by:
Louis M. Soto
144941BA2A38458...
Louis M. Soto
CEO



Khemosafe
66 West Flagler Street, Suite# 900
Miami, Florida 33130
(866) 272-8691

OFFERING STATEMENT

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,519**	**$10,000.27**	**$8,700.26**
Maximum Amount	**187,969**	**$249,998.77**	**$228,498.88**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking?
☐ Yes ☑ No

(C) engaging in savings association or credit union activities?
☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.



Khemosafe
66 West Flagler Street, Suite# 900
Miami, Florida 33130
(866) 272-8691

OFFERING STATEMENT

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,519**	**$10,000.27**	**$8,700.26**
Maximum Amount	**187,969**	**$249,998.77**	**$228,498.88**

COVID Relief Disclosures

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering Maximum
In reliance on Reg. CF Rule 201(z)(3) of this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at:
https://www.khemosafe.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

* * * * *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	7,519	$10,000.27	$8,700.26
Maximum Amount	187,969	$249,998.77	$228,498.88

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

KhemoSafe Inc.

66 West Flagler Street, Suite #900, Miami, FL 33130

Ladies and Gentlemen:

The undersigned understands that KhemoSafe Inc., a Corporation organized under the laws of Florida (the "Company"), is offering up to $250,000.00 of Common Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at _______________, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Prime Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

> **a)** The Company is duly formed and validly existing under the laws of Florida, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any

other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, TruCrowd, Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, TruCrowd, Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, TruCrowd, Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, TruCrowd, Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,519**	**$10,000.27**	**$8,700.26**
Maximum Amount	**187,969**	**$249,998.77**	**$228,498.88**

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the

Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in Miami, Florida unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	66 West Flagler Street, Suite #900 Miami, FL 33130 Attention: Louis M. Soto Email: cs@project201452.com
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, D.C. 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.



Khemosafe
66 West Flagler Street, Suite# 900
Miami, Florida 33130
(866) 272-8691

OFFERING STATEMENT

7,519 Shares of Common Stock at $1.33 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,519**	**$10,000.27**	**$8,700.26**
Maximum Amount	**187,969**	**$249,998.77**	**$228,498.88**

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):

By_____________________
Name:

PURCHASER (if an entity):

____
Legal Name of Entity

By_____________________
Name:
Title:

State/Country of Domicile or Formation: ______________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

KhemoSafe Inc.

By_____________________
Name: Louis Soto
Title: Founder